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Securities Commission of Newfoundland and Labrador

June 5, 2017

Dear Sir/Madam

Re: Notice of Change of Auditors of Banro Corporation

We have read the Notice of Banro Corporation dated June 1, 2017 and are in agreement with the statements contained in such Notice.

Yours very truly,

Chartered Professional Accountants, Licensed Public Accountants
Todd Buchanan

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